# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TMC the metals Co Inc., CIK 0001798562
CUSIP: 87261Y106
Title of class of securities: TMC Common Shares without par value
Address of issuer's principal executive offices: 1111 WEST HASTINGS STREET, 15TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6E 2J3
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0001884066
Persons authorized to receive notices and communications: Eduard Verlinden, Route de Pra de Plan 18, 1618 Chatel-Saint-Denis, Switzerland, Switzerland (V8), 411618, (41) 21 948 3500

## Reporting persons
- Allseas Group S.A. (CIK 0001884066): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 66,502,501; sole dispositive power 0; shared dispositive power 66,502,501; aggregate amount beneficially owned 66,502,501 (15.4% of the class)
  Comment: Box 8, 10 and 11 - Includes (i) 62,419,168 common shares ("TMC Common Shares") of TMC the metals company Inc. (the "Issuer") held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023 and (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025.
  
  Box 13 - The percentage is based upon 433,221,138 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Allseas Investments S.A.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 66,502,501; sole dispositive power 0; shared dispositive power 66,502,501; aggregate amount beneficially owned 66,502,501 (15.4% of the class)
  Comment: Box 8, 10 and 11 - Includes (i) 62,419,168 common shares ("TMC Common Shares") of TMC the metals company Inc. (the "Issuer") held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023 and (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025.
  
  Box 13 - The percentage is based upon 433,221,138 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Argentum Cedit Virtuti NV: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 67,502,501; sole dispositive power 0; shared dispositive power 67,502,501; aggregate amount beneficially owned 67,502,501 (15.6% of the class)
  Comment: Box 13 - The percentage is based upon 433,221,138 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
  
  Box 8, 10 and 11 - Includes (i) 62,419,168 shares of TMC Common Shares held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023, (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025 and (iv) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti NV.
- Stichting Administratiekantoor Aequa Lance Foundation: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 67,502,501; sole dispositive power 0; shared dispositive power 67,502,501; aggregate amount beneficially owned 67,502,501 (15.6% of the class)
  Comment: Box 13 - The percentage is based upon 433,221,138 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
  
  Box 8, 10 and 11 - Includes (i) 62,419,168 shares of TMC Common Shares held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023, (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025 and (iv) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti NV.
- Edward Heerema: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 67,502,501; sole dispositive power 0; shared dispositive power 67,502,501; aggregate amount beneficially owned 67,502,501 (15.6% of the class)
  Comment: Box 13 - The percentage is based upon 433,221,138 shares of TMC Common Shares, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
  
  Box 8, 10 and 11 - Includes (i) 62,419,168 shares of TMC Common Shares held by Allseas Group S.A., (ii) 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by Allseas Group S.A. on August 16, 2023, (iii) 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by Allseas Group S.A. on May 22, 2025 and (iv) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti NV.

## Item 1. Security and Issuer
Title of class of securities: TMC Common Shares without par value
Name of issuer: TMC the metals Co Inc.
Address of issuer's principal executive offices: 1111 WEST HASTINGS STREET, 15TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6E 2J3
Comment:
Explanatory Note

This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") is being filed jointly by (i) Allseas Group S.A. ("AGSA"), by virtue of its direct ownership of 62,419,168 shares of TMC Common Shares, 1,750,000 shares of TMC Common Shares issuable upon the exercise of Class A Warrants acquired by AGSA on August 16, 2023 and 2,333,333 shares of TMC Common Shares issuable upon the exercise of Class C Warrants acquired by AGSA on May 22, 2025, (ii) Allseas Investments S.A. ("AISA"), by virtue of its ownership of AGSA, (iii) Argentum Cedit Virtuti NV ("ACV"), by virtue of its direct ownership of 1,000,000 shares of TMC Common Shares and its ownership of AGSA and AISA, (iv) Stichting Administratiekantoor Aequa Lance Foundation ("Aequa Lance Foundation"), by virtue of its ownership of ACV, and (v) Edward Heerema, by virtue of his ownership of Aequa Lance Foundation (the foregoing collectively, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 21, 2021 (the "Original Filing"), as amended by Amendment No. 1 filed on December 2, 2021, by Amendment No. 2 filed on August 25, 2022, by Amendment No. 3 filed on March 6, 2023, by Amendment No. 4 filed on August 15, 2023 and by Amendment No. 5 filed on May 27, 2025 (as amended, the "Schedule 13D"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Original Filing.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following additional information:

On July 1, 2026, AGSA acquired 7,305,567 TMC Common Shares, pursuant to the commercial arrangement under a Contract for Development Work and Commercial Production, dated May 11, 2026, and as effective from March 30, 2026 (the "Effective Date"), by and between a wholly owned subsidiary of AGSA and the Issuer, at a purchase price of $4.66 per common share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 2 of the Schedule 13D are incorporated by reference herein. The following information is as of the date hereof and assumes there are 433,221,138 shares of TMC Common Shares outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.

AGSA and AISA may be deemed to beneficially own 66,502,501 shares of TMC Common Shares, or approximately 15.4% of the outstanding TMC Common Shares. ACV, Aequa Lance Foundation and Mr. Heerema may be deemed to beneficially own 67,502,501 shares of TMC Common Shares, or approximately 15.6% of the outstanding TMC Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any TMC Common Shares or has the right to acquire any TMC Common Shares. Each Reporting Person disclaims beneficial ownership of the reported TMC Common Shares except to the extent of its or his respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding the number of TMC Common Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: In connection with the Business Combination, AGSA received 14,151,648 shares of TMC Common Shares. In connection with the PIPE Financing, AGSA received 2,000,000 shares of TMC Common Shares and ACV received 1,000,000 shares of TMC Common Shares. On December 24, 2021, AGSA acquired 300,000 shares of TMC Common Shares in a privately negotiated transaction. On August 18, 2022, AGSA acquired 6,250,000 shares of TMC Common Shares in a privately negotiated transaction. With the successful completion of the pilot trial of the PMTS, as approved by the Issuer's Board of Directors on November 11, 2022 and pursuant to the Fifth Amendment to Pilot Mining Test Agreement and Third Amendment to Strategic Alliance Agreement, dated February 13, 2023, by and among DeepGreen Engineering Pte Ltd, DeepGreen Metals Inc., the Issuer and AGSA, the Allseas Warrant has vested and was exercisable for 11,578,620 shares of TMC Common Shares (as may be adjusted based on the formula described therein) and the Issuer issued 10,850,000 shares of TMC Common Shares to AGSA in lieu of any cash payment in connection with the successful completion of the PMTS. On July 24, 2023, Allseas exercised the Allseas Warrant to purchase 11,578,620 shares of TMC Common Shares at a purchase price of $0.01 per share. In addition, On August 1, 2023, the Issuer and Allseas entered into an Exclusive Vessel Use Agreement. In consideration of the exclusivity term, the Issuer issued to Allseas 4,150,000 shares of TMC Common Shares. On August 16, 2023, AGSA acquired 3,500,000 shares of TMC Common Shares and accompanying Class A Warrants to purchase 1,750,000 shares of TMC Common Shares for a total purchase price of $7 million. On May 22, AGSA acquired 2,333,333 shares of TMC Common Shares and accompanying Class C Warrants to purchase 2,333,333 shares of TMC Common Shares for a total purchase price of $7 million. On July 1, 2026, AGSA acquired 7,305,567 TMC Common Shares at a purchase price of $4.66 per common share.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the TMC Common Shares beneficially owned by them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following additional information:

Contract for Development Work and Commercial Production

On May 11, 2026, the Issuer and a wholly owned subsidiary of AGSA entered into a Contract for Development Work and Commercial Production, effective as of March 30, 2026, pursuant to which the Issuer is required to issue Allseas TMC Common Shares pursuant to the commercial arrangement under the agreement. On June 29, 2026, the wholly owned subsidiary and AGSA directed the Issuer to issue and register 7,305,567 TMC Common Shares, pursuant to the Contract for Development Work and Commercial Production, at a purchase price of $4.66 per common share, in the name of AGSA as nominee and designee of the wholly owned subsidiary, in lieu of issuance to such subsidiary directly.

The TMC Common Shares will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering. AGSA is a sophisticated investor and the Issuer's largest strategic shareholder. The TMC Common Shares have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The foregoing description of the Contract for Development Work and Commercial Production does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Contract for Development Work and Commercial Production attached as Exhibit 10 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement among the Reporting Persons, dated as of September 17, 2021.

Exhibit 2 Business Combination Agreement, dated as of March 4, 2021, by and among SOAC, NewCo Sub and DeepGreen (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 4, 2021).

Exhibit 3 Form of Subscription Agreement for institutional investors, by and between SOAC and the subscriber parties thereto (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4/A filed by the Issuer on August 5, 2021).

Exhibit 4 Amended and Restated Registration Rights Agreement, by and between SOAC, the Sponsor, the parties listed under Sponsor Group Holders on the signature page(s) thereto and the parties listed under DeepGreen Holders on the signature page(s) thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4/A filed by the Issuer on August 5, 2021).

Exhibit 5 Exclusive Vessel Use Agreement, dated August 1, 2023, by and between the Issuer and Allseas Group S.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 1, 2023).

Exhibit 6 Form of Securities Purchase Agreement, dated August 14, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2023).

Exhibit 7 Form of Class A Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2023).

Exhibit 8 Form of Securities Purchase Agreement, dated May 12, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 12, 2025).

Exhibit 9 Form of Class C Warrant to Purchase Common Shares (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on May 12, 2025).

Exhibit 10 Contract For Development Work and Commercial Production, dated May 11, 2026 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer on May 14, 2026).

## Signatures
- Allseas Group S.A.: /s/ Pieter Heerema, Pieter Heerema/President (07/07/2026)
- Allseas Investments S.A.: /s/ Edward Heerema, Edward Heerema/President (07/07/2026)
- Argentum Cedit Virtuti NV: /s/ Edward Heerema, Edward Heerema/Director (07/07/2026)
- Stichting Administratiekantoor Aequa Lance Foundation: /s/ Edward Heerema, Edward Heerema/Chairman (07/07/2026)
- Edward Heerema: /s/ Edward Heerema, Edward Heerema (07/07/2026)